Exhibit 99.1

October 28, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

Thanking You,

For Wipro Limited

M Sanaulla Khan
Company Secretary

Encl: as above

Wipro to acquire Encore Theme Technologies Private Limited, a specialist Finastra software partner in financial services

Wipro to be one of Finastra’s largest trade finance partners globally

Bangalore, India - October 28, 2020: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, today announced that it has signed a definitive agreement to acquire Encore Theme Technologies Private Limited (Encore Theme), a specialist in providing SaaS and Cloud solutions in financial services.

Over the past decade, Encore Theme - headquartered in Chennai, India - has focused exclusively on implementing a broad suite of Trade Finance solutions, developed by Finastra, one of the world’s largest fintechs, to financial institutions across the Middle East, Africa, India and Asia Pacific. They have successfully delivered more than 75 large scale Finastra Trade Finance projects for banks across these regions.

Financial institutions are all looking to modernize their trade platforms and focus on the end-to-end digitalization of commercial routines. Trade Finance is a strong revenue generation stream with a high cost base structure, where technology will play a big part in driving future growth. Wipro, a global strategic partner of Finastra, and Encore Theme will together enable this modernization for financial institutions.

Angan Guha, Senior Vice President and Global Head, Banking, Financial Services & Insurance, Wipro Limited said, “We are excited to have the team at Encore Theme join us. They bring a wealth of trade finance product expertise coupled with significant delivery experience of Finastra solutions for both Trade Finance and Cash Management implementations. Together with Wipro’s reach across the region and proven system integration capabilities, this will help strengthen our position as a dominant player across the globe implementing Finastra solutions.”

“Our customers and our team are our core strengths. We strongly believe this synergy will enable global reach, add value to all our customers and bring in new opportunities that will accelerate our growth and that of our team. The decision to join Wipro was driven by their core values of trust and respect to people and unyielding integrity in everything they do,” said R.K. Kanthimathinathan, Founder MD & CEO, Encore Theme Technologies Pvt Ltd.

Denise Parker, SVP, Partners and Ecosystem at Finastra, added, “On completion, this move will combine Wipro’s global managed services capabilities with Encore Theme’s deep domain trade and cash management expertise. It will drive value for customers via Finastra’s software, like Fusion Trade Innovation, which is amongst the world’s leading trade finance products, enabling banks to drive efficiencies and to reduce cost.”

The acquisition is subject to customary closing conditions and is expected to close in the quarter ending December 31, 2020.

About Encore Theme

Encore Theme is a global banking and financial software solution provider of Finastra Products. It is the fastest growing partner of Finastra across Middle East, Africa, India and Asia Pacific. It is also one of the largest Finastra partners for Trade Finance. Founded in 2006 and HQ at Chennai and additional offices in Mumbai and Dubai, Encore Theme offers trade finance solutions covering Fusion Trade Innovation Plus (FTI), Fusion Corporate Channels (FCC) for Trade and Fusion Cash Management (FCM). These are offered using SaaS model or License plus Professional Services model or a pure professional services model.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 180,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Wipro Media Contact:

Purnima Burman

Wipro Limited

purnima.burman@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. The conditions caused by the COVID-19 pandemic could decrease technology spending, adversely affect demand for our products, affect the rate of customer spending and could adversely affect our customers’ ability or willingness to purchase our offerings, delay prospective customers’ purchasing decisions, adversely impact our ability to provide on-site consulting services and our inability to deliver our customers or delay the provisioning of our offerings, all of which could adversely affect our future sales, operating results and overall financial performance. Our operations may also be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description

1	Target Name	Encore Theme Technologies Private Limited (“Encore Theme”)

2	Related party transaction	No

3	Industry of Target entity	Information Technology & Services to financial institutions

4	Acquisition objectives	Encore Theme brings trade finance product expertise coupled with significant delivery experience of Finastra solutions for both Trade Finance and Cash Management implementations. Together with Wipro’s reach across the region and proven system integration capabilities, this will help strengthen our position as a dominant player across the globe implementing Finastra solutions. The combined business would make Wipro one of Finastra’s largest partners for trade finance globally.

5	Government & regulatory Approval required	None

6	Time period for completion	The transaction is expected to be completed during the quarter ending December 31, 2020, subject to customary closing conditions.

7	Nature of consideration	Cash

8	Purchase consideration	Upto INR 950 Million (including contingent consideration) for 100% equity stake

9	Shares acquired	73% equity stake to be acquired by Wipro Limited upfront. Remaining 27% equity stake to be acquired subject to receipt of certain regulatory approvals/confirmations.

10	Target Information

Founded in 2006 and headquartered in Chennai with presence in Dubai and Mumbai, Encore Theme provides trade finance solutions developed by Finastra, one of the world’s largest fintechs, to financial institutions across the Middle East, Africa, India and Asia Pacific. Encore Theme has successfully delivered more than 75 large scale Finastra Trade Finance projects for banks across these regions. Encore Theme is privately held and has a workforce of around 140 employees.

Last three years’ revenues (year-ended 31 March): INR 394 Mn (FY18), INR 495 Mn (FY19), INR 545 Mn (FY20)